[LOGO] KINROSS                                   40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
                                                         Toll Free: 866-561-3636
--------------------------------------------------------------------------------
                                                                   PRESS RELEASE


                     KINROSS ANNOUNCES IMPROVED EARNINGS AND
                     CASH FLOW FOR THE THIRD QUARTER OF 2004

OCTOBER 28, 2004...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") announced today the unaudited results for the three and nine months ended September 30, 2004, as follows:


================================================================================
THIRD QUARTER HIGHLIGHTS
(US DOLLARS, UNAUDITED)

o Earnings of $9.4 million, or $0.03 per share, for the third quarter and $29.2 million, or $0.08 per share, for the first nine months of 2004.

o    Cash flow provided from operating activities of $62.5 million.

o    Cash and short-term investments increased $26.2 million to $213.9 million.

o Production of 412,196 gold equivalent ounces at total cash costs1 of $239 per ounce. Annual production target of approximately 1.7 million gold equivalent ounces at total cash costs in the range of $235 to $240.

o Capital expenditures of $46.9 million in the third quarter, $109.7 million in the first nine months. Total expenditures expected to be $167.9 million for the year.
================================================================================


1. TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD IS FURNISHED TO PROVIDE ADDITIONAL INFORMATION AND IS A NON-GAAP MEASURE. THIS MEASURE SHOULD NOT BE CONSIDERED IN ISOLATION AS A SUBSTITUTE FOR MEASURES OF PERFORMANCE PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND IS NOT NECESSARILY INDICATIVE OF OPERATING EXPENSES AS DETERMINED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THIS MEASURE IS INTENDED TO PROVIDE INVESTORS WITH INFORMATION ABOUT THE CASH GENERATING CAPABILITIES (REALIZED REVENUE, NET OF TOTAL CASH COSTS PER OUNCE) OF THE MINING OPERATIONS. THE COMPANY USES THIS INFORMATION FOR THE SAME PURPOSE AND FOR ASSESSING THE PERFORMANCE OF ITS MINING OPERATIONS. MINING OPERATIONS ARE CAPITAL INTENSIVE. THE MEASURE TOTAL CASH COSTS EXCLUDES CAPITAL EXPENDITURES BUT IS RECONCILED BELOW TO TOTAL OPERATING COSTS FOR EACH MINE. CAPITAL EXPENDITURES REQUIRE THE USE OF CASH IN THE CURRENT PERIOD, AND IN PRIOR PERIODS AND ARE DISCUSSED IN THE COMPANY'S FILINGS.

Scott Caldwell, Executive Vice President & Chief Operating Officer said, "Operating costs are coming in a little higher than we expected at the start of the year, primarily due to higher fuel costs and higher costs for grinding media and reagents. Through our continuous improvement program, we are always looking for ways to reduce costs and reduce our use of materials in our processes. We are also focusing on putting the buying power of all our operations together in order to get better pricing on the items we use. As a result of these cost pressures, total cash costs are expected to be in the $235 - $240 range for 2004."




--------------------------------------------------------------------------------
ALL RESULTS ARE EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED, AND ARE UNAUDITED. ALL RESULTS ARE PRESENTED BASED ON CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CDN GAAP"). THIS PRESS RELEASE IS TO BE READ IN CONJUNCTION WITH THE THIRD QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") AND THE NOTES TO THE FINANCIAL STATEMENTS ("NOTES") FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004. THE MD&A AND NOTES CAN BE FOUND ON OUR WEBSITE AT WWW.KINROSS.COM AND WILL BE FILED ON SEDAR AT WWW.SEDAR.COM AND EDGAR AT WWW.EDGARONLINE.COM PRIOR TO THE FILING DEADLINE OF NOVEMBER 15, 2004. READERS ARE CAUTIONED THAT RESULTS PRESENTED IN THIS PRESS RELEASE ARE PRELIMINARY AND MAY DIFFER FROM RESULTS FILED WITH REGULATORY AUTHORITIES.

KEY FINANCIAL HIGHLIGHTS
================================================================================================================================
(in millions of United States dollars, except per share amounts)           Three months ended           Nine months ended
(Unaudited, Canadian GAAP)                                                    September 30,               September 30,
--------------------------------------------------------------------------------------------------------------------------------
                                                                           2004          2003           2004          2003
                                                                       ---------------------------------------------------------
FINANCIAL RESULTS (MILLIONS EXCEPT PER SHARE AMOUNTS)
Mining revenue                                                          $    175.5    $    153.8     $    486.0    $    428.6
Net earnings (loss)                                                     $      9.4    $     (6.2)    $     29.2    $    (23.7)
Net earnings (loss) attributable to common shares                       $      9.4    $      8.1     $     29.2    $    (13.7)
Cash flow provided from operating activities                            $     62.5    $     36.8     $    105.8    $     70.8
Net earnings (loss) per share - basic                                   $     0.03    $     0.03     $     0.08    $    (0.05)
Weighted average common shares outstanding - basic                           346.2         323.4          346.0         297.4
================================================================================================================================

Kinross today reported consolidated net earnings of $9.4 million, or $0.03 per share, for the third quarter of 2004 compared with net loss of $6.2 million for the corresponding period in 2003. After accounting for the repayment of the convertible debentures, net earnings attributable to common shares were $8.1 million (0.03 per share) for the third quarter of 2003. During the second quarter of 2004, the Company closed out the remainder of its gold hedge book at a cost of $9.6 million, which was deferred on the balance sheet. In the third quarter of 2004, $3.5 million was recognized in earnings with the remaining $6.1 million to be recognized over the next nine months.

MINING REVENUE ANALYSIS
================================================================================================================================
(in millions, except per ounce amounts)                                    Three months ended           Nine months ended
                                                                              September 30,               September 30,
--------------------------------------------------------------------------------------------------------------------------------
                                                                           2004          2003           2004          2003
--------------------------------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                                        412,196       426,110      1,229,300     1,213,875
Gold sales - ounces                                                        425,443       405,561      1,191,306     1,176,573
Gold sales - revenue                                                   $     171.3    $    146.8     $    469.9    $    410.9
Gold deferred revenue realized                                                (2.9)          0.6           (1.8)          1.7
--------------------------------------------------------------------------------------------------------------------------------
Total gold revenue realized                                            $     168.4    $    147.4     $    468.1    $    412.6
================================================================================================================================
Average sales price per ounce of gold                                  $       403    $      362     $      394    $      349
Deferred revenue realized per ounce of gold                                     (7)            1             (2)            2
--------------------------------------------------------------------------------------------------------------------------------
Average realized price per ounce of gold sold                          $       396    $      363     $      392    $      351
================================================================================================================================
Average spot gold price per ounce                                      $       401    $      363     $      401    $      354
--------------------------------------------------------------------------------------------------------------------------------
Silver sales revenue                                                   $       7.1    $      6.4     $     17.9    $     16.0
--------------------------------------------------------------------------------------------------------------------------------
Total gold and silver revenue                                          $     175.5    $    153.8     $    486.0    $    428.6
================================================================================================================================

Mining revenue of $175.5 million in the third quarter of 2004 was higher than the $153.8 million recorded in the same period of 2003 primarily as a result of the 8% increase in realized gold price and increased sales.

Operating costs increased 5% to $113.0 million in the third quarter of 2004 as compared with the third quarter of 2003 due to higher fuel and power costs and the impact of the exchange rates on non-US dollar based operating costs.

The following table reconciles operating costs per consolidated financial statements to total cash costs per equivalent ounce of gold presented above.


--------------------------------------------------------------------------------
Kinross Gold Corporation                             Third Quarter Press Release
                                                                          Page 2

TOTAL CASH COST RECONCILIATION
===========================================================================================================================
                                                                        THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                          SEPTEMBER 30,              SEPTEMBER 30,
                                                                  ---------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)           2004          2003         2004          2003
---------------------------------------------------------------------------------------------------------------------------
Operating costs per financial statements                            $    113.0    $    107.2   $    310.1    $    302.6
Accretion expense                                                         (2.2)         (2.4)        (6.6)         (6.9)
Change in bullion inventory                                               (8.4)          2.2         (0.5)         (7.3)
Operating costs not related to gold production                            (3.7)        (11.2)        (8.4)        (15.8)
---------------------------------------------------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes                 $     98.7    $     95.8   $    294.6    $    272.6
===========================================================================================================================
Gold equivalent production - ounces                                    412,196       426,110    1,229,300     1,213,875
Total cash costs per equivalent ounce of gold                       $      239    $      224   $      240    $      224
===========================================================================================================================


OPERATIONS


KEY OPERATING HIGHLIGHTS
===========================================================================================================================
(in United States dollars)                                              Three months ended         Nine months ended
(Unaudited, Canadian GAAP)                                                September 30,              September 30,
---------------------------------------------------------------------------------------------------------------------------
                                                                       2004          2003         2004          2003
                                                              -------------------------------------------------------------
OPERATING RESULTS
Gold Equivalent Production (000 ounces)                                 412,196       426,110     1,229,300     1,213,875
Per ounce data:
      Average spot gold price                                       $       401   $       363    $      401    $       354
      Average realized gold price                                   $       396   $       363    $      393    $       351
      Cash operating costs                                          $       225   $       212    $      225    $       213
      Total cash costs                                              $       239   $       224    $      240    $       224
      Total production costs                                        $       338   $       325    $      336    $       321
===========================================================================================================================



PRODUCTION AND COST SUMMARY
====================================================================================================================================
                               GOLD EQUIVALENT PRODUCTION (OUNCES)                             TOTAL CASH COSTS ($/OUNCE)
                       -------------------------------------------------------------------------------------------------------------
                           Three months ended         Nine months ended               Three months ended         Nine months ended
                             September 30,              September 30,                   September 30,              September 30,
                       -------------------------------------------------------------------------------------------------------------
                          2004        2003          2004         2003                    2004         2003        2004       2003
------------------------------------------------------------------------------------------------------------------------------------

Fort Knox                 84,738      98,518       239,725      291,157                  $ 229        $ 249       $ 258      $ 250
Round Mountain 1, 2      107,599      97,468       302,137      277,838                    223          209         211        188
Porcupine 3               45,079      57,779       150,171      165,323                    229          204         228        215
Kubaka 4                  16,603      43,144        84,983      120,770                    320          206         288        195
Paracatu 1, 3             23,374      23,577        69,810       66,242                    231          214         220        189
La Coipa 1, 2             35,129      42,890       108,132       99,667                    302          235         274        256
Crixas 1, 2               23,858      24,216        69,809       63,923                    134          105         128        103
Musselwhite 1, 5          19,022      18,593        56,171       46,157                    267          265         267        257
New Britannia 1, 2         9,079       8,235        23,652       25,060                    193          325         284        306
Kettle River              21,698           -        69,407            -                    255            -         241          -
Lupin 1                   23,485      11,690        48,382       56,008                    305          395         326        407
Refugio 2                  2,532           -         6,921            -                    227            -         220          -
Denton-Rawhide                 -           -             -        1,730                      -            -           -        221
------------------------------------------------------------------------------------------------------------------------------------
Total                    412,196     426,110     1,229,300    1,213,875      Average     $ 239        $ 224       $ 240      $ 224
====================================================================================================================================


--------------------------------------------------------------------------------
Kinross Gold Corporation                             Third Quarter Press Release
                                                                          Page 3

1. PRODUCTION AND COST DATA FOR 2003 ARE FOR EIGHT MONTHS FROM FEBRUARY TO SEPTEMBER.
2.   PRODUCTION REFLECTS KINROSS' 50% OWNERSHIP INTEREST.
3.   PRODUCTION REFLECTS KINROSS' 49% OWNERSHIP INTEREST.
4. PRODUCTION REFLECTS KINROSS' 54.7% OWNERSHIP INTEREST TO FEBRUARY 28, 2003, AND ITS 98.1% INTEREST THEREAFTER.
5.   PRODUCTION REFLECTS KINROSS' 32% OWNERSHIP INTEREST.
6. INCLUDES THE COMPANY'S SHARE OF DENTON-RAWHIDE AND ANDACOLLO PRODUCTION ATTRIBUTABLE TO THE PACIFIC RIM (FORMERLY DAYTON) OWNERSHIP INTEREST.

TOTAL CASH COSTS ARE A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO FOOTNOTE 1 ON PAGE 1 AND THE "TOTAL CASH COSTS RECONCILIATION" TABLE ON PAGE 3 OF THIS PRESS RELEASE.

NORTH AMERICA

Total cash costs in the first nine months of 2004 at Kinross' Canadian mines (Porcupine, New Britannia and Musselwhite) were higher compared to the same period 2003 as a result of the appreciation of the Canadian dollar relative to the US dollar. Rising fuel costs also negatively affected total cash costs at all of Kinross' sites for the third quarter and year to date.

Gold production at FORT KNOX, Alaska, was slightly above plan for the third quarter and year to date primarily as a result of better than anticipated grades and recovery. Production for the third quarter and first nine months of 2004, respectively, were 16% and 21% lower when compared to the corresponding periods in 2003. The decrease in production resulted mainly from the suspension of mining at True North in the first half of 2004. Rising fuel and energy costs and lower production contributed to the increase in total cash costs for the third quarter and year to date 2004.

Gold equivalent production at ROUND MOUNTAIN for the third quarter was at its highest level to date. The mine achieved this milestone through improvements to the leaching process and increased mill throughput despite encountering slightly lower grades and recovery. Year to date gold equivalent production was approximately 9% higher than the same period in 2003 as a result of more ore being placed on the dedicated leach pads to offset milling and crushing limitations experienced following the failure of an electrical transformer in July of 2003, which was placed back into service in the beginning of February of 2004. Total cash costs for the third quarter and first nine months of 2004 were higher than similar periods in 2003 as a result of increased fuel, power and reagent prices and royalty payments due to the improved gold price.

At PORCUPINE gold equivalent production for the third quarter and first nine months of 2004 was lower than the corresponding period of 2003 as a result of cessation of mining operations at the Dome underground which was partially offset by higher grades encountered at the Hoyle underground and Dome open pit mines. Total cash costs for the third quarter and first nine months of 2004 were higher reflecting the impact of higher fuel costs and the stronger Canadian dollar versus the US dollar. Operating performance was better than expected for the first nine months with production being essentially on plan and total cash costs being slightly below plan. Construction is proceeding well, with new leach tanks completed, and the new ore haul road between the Dome mine and Pamour is scheduled for completion in the fourth quarter of 2004.

Increased gold equivalent production at MUSSELWHITE in the third quarter and first nine months of 2004 compared with the same periods in 2003 is due to increased mill throughput which more than offset lower than expected grades and recoveries encountered in the second quarter.


--------------------------------------------------------------------------------
Kinross Gold Corporation                             Third Quarter Press Release
                                                                          Page 4

At KETTLE RIVER lower than plan grades and mill tonnage from stockpile contributed to the shortfall in production and higher than expected total cash costs. More challenging ground conditions than expected in the first quarter and ground support costs, higher fuel and other consumable costs negatively impacted year to date production and total cash costs.

SOUTH AMERICA

Gold equivalent production at LA COIPA decreased in the third quarter as compared to the same period in 2003 as a result of lower grades and recoveries, partially offset by increased throughput. Total cash costs increased 22% as a result of higher in-pit mining of waste rock (stripping). Kinross' accounting policy of expensing and not deferring these stripping costs pushed total cash costs up in the third quarter this year compared to 2003. If stripping costs had been deferred, total cash costs at La Coipa would have been lower by approximately $69 per ounce in the third quarter and $36 per ounce year to date. Stripping costs are expected to rise further in the fourth quarter of 2004, and remain high through 2005.

Gold production for the third quarter and first nine months of 2004 at CRIXAS was essentially in line with 2003 results. The increase in total cash costs for the third quarter and first nine months of 2004 reflect changes in ore grade and lower plant throughput, which were partially offset by higher recovery rates.

RUSSIA

Inclement weather delays and a planned six-week shutdown of the mill at KUBAKA affected gold equivalent production in the third quarter and first nine months of 2004 compared to the same periods of 2003. The increase in total cash costs in the third quarter and first nine months of 2004 compared to the same periods of 2003 reflect lower ounces processed as well as the impact of higher transportation costs, equipment supplies and mill consumables, partially offset by lower property taxes. High-grade ore from the Birkachan pit and increased mill feed in the fourth quarter of the 2004 will improve production and total cash costs at Kubaka. Construction of an all season road allowing Birkachan ore to be transported to the Kubaka processing facility is expected to be completed early in the fourth quarter of 2004.

EXPLORATION

The ROUND MOUNTAIN pit expansion drill program is now 85% complete. To the end of the third quarter, 139 holes totaling over 100,000 feet of reverse circulation and core drilling has been completed testing the two million ounce inferred resource halo that surrounds the current ultimate pit. Five target areas have been tested including the Phase D (West Wall), South Feeder, Pit Bottom, Kelsey Canyon and Fairview area. Results have generally been positive with thick intercepts of strong mineralization reported in the west pit wall area. This phase of the drilling program will be completed in October and results will be incorporated into the end of year reserve and resource assessment.

At FORT KNOX drilling continued to provide very encouraging results. In-pit drilling completed in the summer included seven holes in the vicinity of the high-grade zones previously outlined in hole FFC04-716 as disclosed. The new drilling defined a previously unknown mineralized structure. Around the southern and western edges of the pit, holes have encountered new mineralization and drilling will continue in the fourth quarter.


--------------------------------------------------------------------------------
Kinross Gold Corporation                             Third Quarter Press Release
                                                                          Page 5

At the GURUPI PROJECT, six drills continued to operate in the third quarter. Work focused on completing the in-fill drilling on the Cipoeiro and Chega Tudo deposits and testing exploration targets elsewhere on the property. AMEC has been commissioned to complete a feasibility study on the project, scheduled for completion by the end of the first quarter of 2005.

Exploration activity continued at Kinross funded Joint Ventures. HOYLE POND continued to deliver encouraging results from both the A vein discovery and UM target areas and drilling of the PAMOUR Saddle Zone returned wide ore grade hits.

Elsewhere, exploration campaigns at Musselwhite, Crixas and La Coipa continued to show promise.

CAPITAL EXPENDITURES

---------------------------------------------------------------------
                                YTD Sept.       Q4 2004      2004E
---------------------------------------------------------------------
Project Capital:
      Refugio                       22.9           22.1       45.0
      Porcupine                     11.7            8.7       20.4
      Kubaka                        10.3            0.2       10.5
      Other                         10.5            4.1       14.6

Sustaining capital                  54.4           23.0       77.4

Total capital expenditures         109.8           58.1      167.9
---------------------------------------------------------------------

Capital expenditures for the three months ended September 30 were $46.9 million, and for the nine months ended September 30 expenditures were $109.7 million. Capital expenditures at the Refugio project were much lower than plan due to timing issues. Full plant production is expected to be achieved by the first quarter of 2005. This cost increase is related solely to the delay in startup we are experiencing, and the cost of the operation prior to startup. Expenditures at Porcupine were also lower than plan.

OUTLOOK

During the first nine months of 2004, Kinross' production was marginally better than plan. While the Company is facing cost pressures from energy prices and consumables, Kinross is working hard to keep the impact of these cost increases to a minimum. Based on the results of the nine months vs. plan, the Company expects to produce approximately 1.7 million ounces of gold equivalent production for 2004. Based on the volatility in fuel and power costs, the expectation for full year total cash costs is now in the range of $235 - $240 per ounce.

Reserve replacement and growth is a key focus, and Kinross expects to increase reserves for the Company this year. Growth will come from the Gurupi project in Brazil and from completing the merger with Crown Resources, which is expected to be completed by the end of the fourth quarter.

Overall, capital expenditures are expected to increase marginally over previous guidance of $165.0 million to $167.9 million.


--------------------------------------------------------------------------------
Kinross Gold Corporation                             Third Quarter Press Release
                                                                          Page 6

CONFERENCE CALL DETAILS

Kinross will host a conference call on Friday, October 29, 2004 at 11:00 am EST to discuss third quarter results with a question and answer session to follow.

To access the call, please dial:
        TORONTO AND INTERNATIONALLY - (416) 640-4127
        TOLL FREE IN NORTH AMERICA - 1-800-814-4857

Replay: (available Oct. 29 to Nov. 12, 2004) Passcode - 21051952#
        TORONTO AND INTERNATIONALLY - (416) 640-1917
        TOLL FREE IN NORTH AMERICA - 1-877-289-8525

The conference call will be available on a listen-only basis and will also be archived at www.kinross.com.



--------------------------------------------------------------------------------
THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

THE TECHNICAL INFORMATION ABOUT THE COMPANY'S MATERIAL MINERAL PROPERTIES CONTAINED IN THIS PRESS RELEASE HAS BEEN PREPARED UNDER THE SUPERVISION OF MR. ROD COOPER, AN OFFICER OF THE COMPANY, WHO IS A "QUALIFIED PERSON" WITHIN THE MEANING OF NATIONAL INSTRUMENT 43-101.


For additional information, e-mail INFO@KINROSS.COM or contact:

ROBERT M. BUCHAN             LARS-ERIC JOHANNSON             CHRISTOPHER T. HILL
PRESIDENT AND                EXECUTIVE VICE PRESIDENT        VICE PRESIDENT
CHIEF EXECUTIVE OFFICER      AND CHIEF FINANCIAL OFFICER     INVESTOR RELATIONS
Tel. (416) 365-5650          Tel. (416) 365-2605             Tel. (416) 365-7254

TRACEY M. THOM
Manager Investor Relations
(416) 365-1362


--------------------------------------------------------------------------------
Kinross Gold Corporation                             Third Quarter Press Release
                                                                          Page 7


KINROSS GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(expressed in millions of U.S. dollars) (unaudited)


                                                                                           AS AT                   AS AT
                                                                                       SEPTEMBER 30             DECEMBER 31
                                                                                           2004                    2003
                                                                                      ---------------        -----------------
                                                                                                                 Restated
ASSETS
    Current assets
       Cash and cash equivalents                                                       $       208.6          $         245.8
       Restricted cash                                                                           1.3                      5.1
       Short-term investments                                                                    5.3                        -
       Marketable securities                                                                     0.1                      0.1
       Accounts receivable and other assets                                                     32.2                     42.1
       Inventories                                                                             118.9                    109.2
                                                                                      ---------------        -----------------
                                                                                               366.4                    402.3
    Property, plant and equipment                                                              549.2                    525.2
    Mineral interests                                                                          239.5                    260.1
    Goodwill                                                                                   918.0                    918.0
    Long - term investments                                                                     31.6                      2.1
    Future income and mining taxes                                                               1.0                      1.5
    Deferred charges and other long - term assets                                               28.8                     35.9
                                                                                      ---------------        -----------------

                                                                                       $     2,134.5          $       2,145.1
                                                                                      ===============        =================
LIABILITIES
    Current liabilities
       Accounts payable and accrued liabilities                                        $        88.5          $         103.6
       Current portion of long - term debt                                                       4.1                     29.4
       Current portion of site restoration cost obligations                                     15.1                     19.2
                                                                                      ---------------        -----------------
                                                                                               107.7                    152.2

    Long - term debt                                                                             5.3                      0.7
    Site restoration cost obligations                                                          108.7                    111.0
    Future income and mining taxes                                                              51.5                     55.6
    Other long - term liabilities                                                                5.7                      4.7
    Redeemable retractable preferred shares                                                      2.5                      3.0
                                                                                      ---------------        -----------------
                                                                                               281.4                    327.2
                                                                                      ---------------        -----------------

NON - CONTROLLING INTEREST                                                                       0.7                      0.7
                                                                                      ---------------        -----------------

CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                                              13.1                     12.6
                                                                                      ---------------        -----------------

COMMON SHAREHOLDERS' EQUITY
    Common share capital and common share purchase warrants                                  1,786.4                  1,783.5
    Contributed surplus                                                                         34.1                     30.0
    Retained earnings (deficit)                                                                 20.8                     (6.9)
    Cumulative translation adjustments                                                          (2.0)                    (2.0)
                                                                                      ---------------        -----------------
                                                                                             1,839.3                  1,804.6
                                                                                      ---------------        -----------------

                                                                                       $     2,134.5          $       2,145.1
                                                                                      ===============        =================


--------------------------------------------------------------------------------
Kinross Gold Corporation                             Third Quarter Press Release
                                                                          Page 8

KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(expressed in millions of U.S. dollars except per share amounts) (unaudited)


                                                                         THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                            SEPTEMBER 30                  SEPTEMBER 30
                                                                     --------------------------    ---------------------------
                                                                         2004          2003            2004           2003
                                                                     ------------  ------------    ------------   ------------
                                                                                                                    Restated
REVENUE AND OTHER INCOME
     Mining revenue                                                   $    175.5    $    153.8      $    486.0     $    428.6
     Interest and other income                                               1.6           2.4             5.3            5.2
     Non - hedge derivative (losses) gains                                  (0.1)         (0.9)            3.2            0.3
                                                                     ------------  ------------    ------------   ------------
                                                                           177.0         155.3           494.5          434.1
                                                                     ------------  ------------    ------------   ------------
EXPENSES
     Operating (exclusive of depreciation, depletion, and                  113.0         107.2           310.1          302.6
        amortization shown separately below)
     General and administrative                                              6.9           4.7            22.3           16.5
     Exploration and business development                                    5.6           5.4            14.5           18.7
     Depreciation, depletion and amortization                               40.3          40.0           108.9          108.5
     (Gain) loss on disposal of assets                                      (0.7)         (0.2)           (1.4)           0.3
     Loss on redemption of convertible debentures                              -           1.1               -            1.1
     Foreign exchange (gain) loss                                           (1.1)         (0.5)            1.4           (0.8)
     Interest expense on long - term liabilities                             0.8           0.6             1.9            3.1
                                                                     ------------  ------------    ------------   ------------
                                                                           164.8         158.3           457.7          450.0
                                                                     ------------  ------------    ------------   ------------

EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS                                12.2          (3.0)           36.8          (15.9)

     Provision for income and mining taxes                                  (2.7)         (3.0)           (7.0)          (7.1)
     Non-controlling interest                                                0.1             -               -           (0.1)
                                                                     ------------  ------------    ------------   ------------

EARNINGS (LOSS) FOR THE PERIOD BEFORE DIVIDENDS ON
     CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                      9.6          (6.0)           29.8          (23.1)

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES OF
     SUBSIDIARY COMPANY                                                     (0.2)         (0.2)           (0.6)          (0.6)
                                                                     ------------  ------------    ------------   ------------
NET EARNINGS (LOSS) FOR THE PERIOD                                    $      9.4    $     (6.2)     $     29.2     $    (23.7)
                                                                     ============  ============    ============   ============

ATTRIBUTABLE TO COMMON SHAREHOLDERS:

NET EARNINGS (LOSS) FOR THE PERIOD                                    $      9.4    $     (6.2)     $     29.2     $    (23.7)

Increase in equity component of convertible debentures                         -          (2.2)              -           (6.5)
Gain on redemption of convertible debentures                                   -          16.5               -           16.5
                                                                     ------------  ------------    ------------   ------------

NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHARES                     $      9.4    $      8.1      $     29.2     $    (13.7)
                                                                     ============  ============    ============   ============

EARNINGS (LOSS) PER SHARE
     Basic                                                            $     0.03    $     0.03      $     0.08     $    (0.05)
     Diluted                                                          $     0.03    $     0.02      $     0.08     $        -

WEIGHTED AVERAGE NUMBER COMMON SHARES OUTSTANDING
     Basic                                                                 346.2         323.4           346.0          297.4
     Diluted                                                               346.5         326.2           346.4              -

TOTAL OUTSTANDING AND ISSUED COMMON SHARES AT SEPTEMBER 30                                               346.6          338.4


--------------------------------------------------------------------------------
Kinross Gold Corporation                             Third Quarter Press Release
                                                                          Page 9

KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(expressed in millions of U.S. dollars) (unaudited)


                                                                         THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                            SEPTEMBER 30                  SEPTEMBER 30
                                                                     --------------------------    ---------------------------
                                                                         2004          2003            2004           2003
                                                                     ------------  ------------    ------------   ------------
                                                                                                                    Restated
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING:
Earnings (loss) for the period before dividends on convertible
     preferred shares of subsidiary company                           $      9.6    $     (6.0)     $     29.8     $     (23.1)
Items not affecting cash:
     Depreciation, depletion and amortization                               40.3          40.0           108.9           108.5
     Future income and mining taxes                                         (1.1)         (2.6)           (3.8)           (4.7)
     Other                                                                  (3.0)          0.1            (4.4)            3.0
     Changes in non - cash working capital items
         Accounts receivable and other assets                                2.1           1.7             6.0            18.9
         Inventories                                                        12.2           2.2           (12.3)           (7.3)
         Accounts payable and accrued liabilities                            2.4           1.4           (18.4)          (24.5)
                                                                     ------------  ------------    ------------   ------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                62.5          36.8           105.8            70.8
                                                                     ------------  ------------    ------------   ------------

Financing:
     Issuance of common shares                                               0.6         147.6             3.6           150.9
     Redemption of convertible debentures                                      -        (144.8)              -          (144.8)
     Acquisition of preferred shares of subsidiary company                     -          (0.2)              -            (0.2)
     Reduction of debt component of convertible debentures                     -          (1.4)              -            (4.2)
     Issue of debt                                                           1.1             -             5.5               -
     Repayment of debt                                                      (0.3)         (0.8)          (26.3)          (10.0)
                                                                     ------------  ------------    ------------   ------------
CASH FLOW PROVIDED FROM (USED IN) FINANCING ACTIVITIES                       1.4           0.4           (17.2)           (8.3)
                                                                     ------------  ------------    ------------   ------------

Investing:
     Additions to property, plant and equipment                            (46.9)        (27.4)         (109.7)          (52.3)
     Business acquisitions, net of cash acquired                               -             -               -           (81.4)
     Marketable securities                                                  10.8           0.5             0.7             1.1
     Long-term investments and other assets                                 (3.7)          1.4           (17.1)           (5.0)
     Proceeds from the sale of property, plant and equipment                 0.4           0.2             1.2             0.2
     Short-term investments                                                 (5.3)            -            (5.3)              -
     Decrease in restricted cash                                               -             -             3.8            37.4
                                                                     ------------  ------------    ------------   ------------
CASH FLOW USED IN INVESTING ACTIVITIES                                     (44.7)        (25.3)         (126.4)        (100.0)
                                                                     ------------  ------------    ------------   ------------

Effect of exchange rate changes on cash                                      1.7           4.3             0.6            8.1
                                                                     ------------  ------------    ------------   ------------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                            20.9          16.2           (37.2)         (29.4)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                             187.7         125.0           245.8          170.6
                                                                     ------------  ------------    ------------   ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                              $    208.6    $    141.2      $    208.6     $    141.2
                                                                     ============  ============    ============   ============


--------------------------------------------------------------------------------
Kinross Gold Corporation                             Third Quarter Press Release
                                                                         Page 10

KINROSS GOLD CORPORATION
GOLD PRODUCTION AND COST SUMMARY


                                                                         THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                            SEPTEMBER 30                  SEPTEMBER 30
                                                                     --------------------------    ---------------------------
                                                                         2004          2003            2004           2003
                                                                     ------------  ------------    ------------   ------------
FORT KNOX
    Tonnes milled/crushed (000's) (1)                                    3,349.2       3,653.3         9,656.8       10,180.1
    Grade (grams per tonne)                                                 0.79          1.00            0.81           1.07
    Recovery                                                                  89%           84%             86%            83%
    Gold equivalent production to dore (2)                                84,738        98,518         239,725        291,157
    Per ounce:
       Total cash costs                                               $      229    $      249      $      258     $      250
       Depreciation, depletion and amortization                               84            87              86             98
       Accretion expense                                                       4             5               4              5
                                                                     ------------  ------------    ------------   ------------
       Total production costs                                         $      317    $      341      $      348     $      353
                                                                     ============  ============    ============   ============

ROUND MOUNTAIN (4) (7)
    Tonnes milled/crushed (000's) (1)                                   16,166.5       3,972.5        50,909.0       14,723.6
    Grade (grams per tonne)                                                 0.64          0.51            0.65           0.62
    Recovery                                                                  66%           66%             66%            66%
    Gold equivalent production to dore (2)                               107,599        97,468         302,137        277,838
    Per ounce:
       Total cash costs                                               $      223    $      209      $      211     $      188
       Depreciation, depletion and amortization                              106            97             100             90
       Accretion expense                                                       5             5               5              5
                                                                     ------------  ------------    ------------   ------------
       Total production costs                                         $      334    $      311      $      316     $      283
                                                                     ============  ============    ============   ============

PORCUPINE JOINT VENTURE (5)
    Tonnes milled/crushed (000's) (1)                                    1,019.0       1,063.8         2,999.0        3,112.0
    Grade (grams per tonne)                                                 3.04          3.70            3.45           3.65
    Recovery                                                                  93%           93%             92%            93%
    Gold equivalent production to dore (2)                                45,079        57,779         150,171        165,323
    Per ounce:
       Total cash costs                                               $      229    $      204      $      228     $      215
       Depreciation, depletion and amortization                              115           122             108            103
       Accretion expense                                                       4             7               3              7
                                                                     ------------  ------------    ------------   ------------
       Total production costs                                         $      348    $      333      $      339     $      325
                                                                     ============  ============    ============   ============

KUBAKA (3)
    Tonnes milled/crushed (000's) (1)                                      115.0         227.8           549.0          661.8
    Grade (grams per tonne)                                                 4.62          6.14            4.93           6.47
    Recovery                                                                  97%           96%             97%            97%
    Gold equivalent production to dore (2)                                16,603        43,144          84,983        120,770
    Per ounce:
       Total cash costs                                               $      320    $      206      $      288     $      195
       Depreciation, depletion and amortization                               55           114              55            109
       Accretion expense                                                       6             -               4              2
                                                                     ------------  ------------    ------------   ------------
       Total production costs                                         $      381    $      320      $      347     $      306
                                                                     ============  ============    ============   ============


--------------------------------------------------------------------------------
Kinross Gold Corporation                             Third Quarter Press Release
                                                                         Page 11


KINROSS GOLD CORPORATION
GOLD PRODUCTION AND COST SUMMARY


                                                                  THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                                     September 30                       September 30
                                                            ------------------------------    -------------------------------
                                                                 2004            2003              2004             2003
                                                            --------------  --------------    --------------   --------------
Paracatu (5) (7)
     Tonnes milled/crushed (000's) (1)                            4,409.1         4,654.6          13,179.1         12,251.5
     Grade (grams per tonne)                                         0.44            0.43              0.45             0.40
     Recovery                                                          78%             75%               76%              77%
     Gold equivalent production to dore (2)                        23,374          23,577            69,810           66,242
     Per ounce:
         Total cash costs                                    $        231    $        214      $        220     $        189
         Depreciation, depletion and amortization                      60              64                57               60
         Accretion expense                                              9               5                 6                5
                                                            --------------  --------------    --------------   --------------
         Total production costs                              $        300    $        283      $        283     $        254
                                                            ==============  ==============    ==============   ==============

LA COIPA (4) (7)
     Tonnes milled/crushed (000's) (1)                            1,712.0         1,626.0           4,901.0          4,212.0
     Grade (grams per tonne)                                         0.76            1.15              1.00             1.00
     Recovery                                                          80%             83%               82%              84%
     Gold equivalent production to dore (2)                        35,129          42,890           108,132           99,667
     Per ounce:
         Total cash costs                                    $        302    $        235      $        274     $        256
         Depreciation, depletion and amortization                      63              39                63               46
         Accretion expense                                              3               3                 2                3
                                                            --------------  --------------    --------------   --------------
         Total production costs                              $        368    $        277      $        339     $        305
                                                            ==============  ==============    ==============   ==============

CRIXAS (4) (7)
     Tonnes milled/crushed (000's) (1)                              190.8           190.9             559.1            502.6
     Grade (grams per tonne)                                         8.17            8.27              8.15             8.30
     Recovery                                                          95%             96%               95%              96%
     Gold equivalent production to dore (2)                        23,858          24,216            69,809           63,923
     Per ounce:
         Total cash costs                                    $        134    $        105      $        128     $        103
         Depreciation, depletion and amortization                     103             103               103              111
         Accretion expense                                              -               1                 1                1
                                                            --------------  --------------    --------------   --------------
         Total production costs                              $        237    $        209      $        232     $        215
                                                            ==============  ==============    ==============   ==============

MUSSELWHITE (6) (7)
     Tonnes milled/crushed (000's) (1)                              372.8           339.4           1,100.7            873.2
     Grade (grams per tonne)                                         5.17            5.40              5.20             5.40
     Recovery                                                          96%             95%               96%              96%
     Gold equivalent production to dore (2)                        19,022          18,593            56,171           46,157
     Per ounce:
         Total cash costs                                    $        267    $        265      $        267     $        257
         Depreciation, depletion and amortization                      95             124                97              123
         Accretion expense                                              -               1                 1                1
                                                            --------------  --------------    --------------   --------------
         Total production costs                              $        362    $        390      $        365     $        381
                                                            ==============  ==============    ==============   ==============

NEW BRITANNIA (4) (7)
     Tonnes milled/crushed (000's) (1)                              118.0           141.0             391.1            413.7
     Grade (grams per tonne)                                         5.10            3.62              4.00             4.00
     Recovery                                                          94%             95%               93%              95%
     Gold equivalent production to dore (2)                         9,079           8,235            23,652           25,060
     Per ounce:
         Total cash costs                                    $        193    $        325      $        284     $        306
         Depreciation, depletion and amortization                       -             137                 -              136
         Accretion expense                                              3               1                 4                1
                                                            --------------  --------------    --------------   --------------
         Total production costs                              $        196    $        463      $        288     $        443
                                                            ==============  ==============    ==============   ==============

KETTLE RIVER
     Tonnes milled/crushed (000's) (1)                               75.0               -             248.0                -
     Grade (grams per tonne)                                        10.00               -              9.70                -
     Recovery                                                          90%              -                90%               -
     Gold equivalent production to dore (2)                        21,698               -            69,407                -
     Per ounce:
         Total cash costs                                    $        255    $          -      $        241     $          -
         Depreciation, depletion and amortization                     146               -               143                -
         Accretion expense                                              3               -                 3                -
                                                            --------------  --------------    --------------   --------------
         Total production costs                              $        404    $          -      $        387     $          -
                                                            ==============  ==============    ==============   ==============

LUPIN (7)
     Tonnes milled/crushed (000's) (1)                              109.2            51.0             231.3            277.0
     Grade (grams per tonne)                                         6.57            7.20              6.41             6.69
     Recovery                                                          92%             93%               92%              93%
     Gold equivalent production to dore (2)                        23,485          11,690            48,382           56,008
     Per ounce:
         Total cash costs                                    $        305    $        395      $        326     $        407
         Depreciation, depletion and amortization                      50              61                47               59
         Accretion expense                                             13              15                17               15
                                                            --------------  --------------    --------------   --------------
         Total production costs                              $        368    $        471      $        390     $        481
                                                            ==============  ==============    ==============   ==============


--------------------------------------------------------------------------------
Kinross Gold Corporation                             Third Quarter Press Release
                                                                         Page 12


KINROSS GOLD CORPORATION
GOLD PRODUCTION AND COST SUMMARY


                                                                  THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                                     September 30                       September 30
                                                            ------------------------------    -------------------------------
                                                                 2004            2003              2004             2003
                                                            --------------  --------------    --------------   --------------
NEW BRITANNIA (4) (7)
     Tonnes milled/crushed (000's) (1)                              118.0           141.0             391.1            413.7
     Grade (grams per tonne)                                         5.10            3.62              4.00             4.00
     Recovery                                                          94%             95%               93%              95%
     Gold equivalent production to dore (2)                         9,079           8,235            23,652           25,060
     Per ounce:
         Total cash costs                                    $        193    $        325      $        284     $        306
         Depreciation, depletion and amortization                       -             137                 -              136
         Accretion expense                                              3               1                 4                1
                                                            --------------  --------------    --------------   --------------
         Total production costs                              $        196    $        463      $        288     $        443
                                                            ==============  ==============    ==============   ==============

KETTLE RIVER
     Tonnes milled/crushed (000's) (1)                               75.0               -             248.0                -
     Grade (grams per tonne)                                        10.00               -              9.70                -
     Recovery                                                          90%              -                90%               -
     Gold equivalent production to dore (2)                        21,698               -            69,407                -
     Per ounce:
         Total cash costs                                    $        255    $          -      $        241     $          -
         Depreciation, depletion and amortization                     146               -               143                -
         Accretion expense                                              3               -                 3                -
                                                            --------------  --------------    --------------   --------------
         Total production costs                              $        404    $          -      $        387     $          -
                                                            ==============  ==============    ==============   ==============

LUPIN (7)
     Tonnes milled/crushed (000's) (1)                              109.2            51.0             231.3            277.0
     Grade (grams per tonne)                                         6.57            7.20              6.41             6.69
     Recovery                                                          92%             93%               92%              93%
     Gold equivalent production to dore (2)                        23,485          11,690            48,382           56,008
     Per ounce:
         Total cash costs                                    $        305    $        395      $        326     $        407
         Depreciation, depletion and amortization                      50              61                47               59
         Accretion expense                                             13              15                17               15
                                                            --------------  --------------    --------------   --------------
         Total production costs                              $        368    $        471      $        390     $        481
                                                            ==============  ==============    ==============   ==============


--------------------------------------------------------------------------------
Kinross Gold Corporation                             Third Quarter Press Release
                                                                         Page 13